Mail Stop 0309

									November 5, 2004


Stan Yakatan
President, Chief Executive Officer and Chairman
Grant Ventures, Inc.
5511 Capital Center Drive, Suite 224
Raleigh, NC 27606


Re:  	Grant Ventures, Inc.
Form SB-2 Registration Statement
	File No. 333-119425


Dear Mr. Yakatan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Prospectus Cover Page

1. Information presented on the cover page should be limited to the information specified in Item 501(a) of Regulation S-B. Accordingly, please delete all but the first sentence and last two sentences of the first paragraph.


Prospectus Summary

2. Please revise your summary to present a more balanced view of your company by including the following information:
* You have not generated any revenues since inception;
* You have a history of losses and expect to continue to incur losses for the foreseeable future;
* You have an accumulated deficit; and
* Your auditors have issued an opinion that expresses substantial doubt about your ability to continue as a going concern.

Please note, your losses and accumulated deficit should be quantified.

3. Please revise the second sentence of the introductory paragraph so that it reads "You should carefully read the entire prospectus prior to making an investment decision."

4. Throughout the prospectus you make claims regarding the market for your products and provide other statistical information. Please provide supplemental factual support for each claim. Please mark the supporting documents to show the location of the information you are relying on.

5. Please update the information regarding your information statement in the section called "History of our Company."

6. It is unclear what information you are trying to convey in the second sentence of the first paragraph under "The Offering by the Selling Stockholders" on page 3. Please revise the sentence accordingly.

Risk Factors - page 3

7. In this section and elsewhere in the registration statement you state that you "Cannot be certain that" and "there is no assurance that" various things will or will not happen. Statements such as these are legalistic and redundant. Please delete them. Instead, please be certain that you have adequately explained why you cannot make the assurance.

8. Additionally, describe the consequences if the event(s) that you cannot assure will occur do not occur. For example:

* On page 8, you state that you cannot assure investors that your patent applications will result in patents being issued in the U.S. or foreign countries. Please revise to discuss the consequences if these applications do not result in patents being issued;
* On page 9, you state that there can be no assurance that product liability assurance will continually be available on acceptable terms or that it will be sufficient. Please revise to discuss the consequences.

We will need to obtain regulatory approval before we can market and sell our planned tests in the United States and in many other countries, page 6

9. Please explain the meaning of the terms "analyte specific reagent" and "homebrew diagnostic assays."

If we are unable to successfully protect our intellectual property or obtain certain licenses, our ability to develop, market and sell our tests and any other product we may develop in the future will be harmed. - page 8

10. Please revise the subheading and body of the risk factor to eliminate the references to "certain licenses," "certain processes" and "certain instances." If the licenses, processes and instances are material, please discuss them in their own sentences. The use of the word "certain" in these contexts raises more questions than it answers.

11. Although you refer to "certain licenses" in the subheading, the body of the risk factor does not contain any discussion of your need to obtain any licenses. Please revise both the subheading and the body to identify the licenses you are referring to. Also, please identify the specific risks and consequences involved with your need to obtain the licenses.

Others could claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation. - page 8

12. If you are aware of any claims of infringement, please provide this information.

If we are able to market and sell our cervical cancer tests, we will be subject to product liability claims or face product recalls for which our insurance may be inadequate. - page 9

13. In the body of the risk factor you indicate that you are currently in the process of obtaining product liability insurance coverage.
Please update the disclosure to indicate whether you have obtained coverage, and if so, the amount of the coverage.

14. If you have not obtained liability insurance coverage, please revise the subheading to more adequately describe the risk and its consequences. For example, if you don`t have coverage the subheading should not state that your insurance may not be adequate.

We do not have any manufacturing facilities and we have no arrangements with third party manufacturers. - page 9

15. Currently the subheading and the body of the risk factor are simple statements of fact that do not identify a specific risk and its potential adverse consequences. If you retain the risk factor, please revise it accordingly.

Our future operations may be adversely affected by risks associated with international business. - page 9

16. The heading and body of this risk factor also do not describe a specific risk and its potential adverse consequences for you. In this regard, please note that it is inadequate to simply state that "any or all" of the bulleted items could "materially harm [your] business." Please provide an appropriate factual context for each bulleted item. In addition, please explain how each factor could adversely affect you.

Use of Proceeds - page 14

17. Currently you state that any proceeds you might receive upon exercise of the warrants will be used for general corporate purposes consistent with your business strategy. This statement is too vague to be meaningful. Please be more specific about how you will use the proceeds.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 14

18. Please expand to clarify that you are providing disclosures related to management`s plan of operation. Please disclose whether you have any off-balance sheet arrangements. Please refer to Items 303(a) and 303(c) of Regulation S-B.

19. Please disclose here and in other sections of the filing, the following:
a. The significant terms of the merger with Impact Diagnostics;
b. Please expand your disclosures to clarify why the acquisition of Impact Diagnostics is treated and presented as a recapitalization of Impact Diagnostics.
c. Please disclose the accounting treatment of a recapitalization.


Initial Validation Studies, page 20

20. Please revise to state that later studies might not support these results.

Regulatory Approval, page 20

21. Please explain the basis for your belief that your tests will be classified by the FDA as a class I or class II devices.

22. Please revise to discuss the requirements to market and sell a Class I medical device.

Intellectual Property

23. If your agreement with Dr. Hu provided for licensing fees, annual licensing payments or milestone payments, please revise to disclose all payments made to date, the aggregate amount of potential milestone payments and annual fees.

24. Additionally, if the licensing agreement provides for minimum royalty payments, please disclose and quantify.

25. We note your statement that the term of the license is for 17 years. Please revise to disclose when you entered into the license agreement.

Security Ownership of Certain Beneficial Owners and Management, page
31

26. Please revise to identify the natural persons who have voting and dispositive rights over the shares owned by DCOFI Master LDC.

Certain Relationships and Related Transactions, page 34

27. Please revise to indicate whether these transactions were on terms as could have been obtained from unrelated third parties.

28. Please revise the second, third and fourth paragraphs to indicate whether any amounts are still outstanding. Additionally, applicable interest rates on these advances and the loan discussed in the seventh paragraph.


Selling Stockholders - page 34

29. Please provide appropriate disclosure regarding the circumstances under which the selling shareholders acquired their shares.

30. For each selling shareholder that is not a natural person or a reporting company, please revise to disclose the natural person(s) who hold voting and dispositive rights.

31. If any of the selling shareholders are broker-dealers, please revise to identify them and state that they are underwriters. The only exception to this position is if the shares were issued as underwriting compensation.

32. If any of the selling shareholders are affiliates of broker dealers, please revise to identify them and state that they purchased the shares in the ordinary course of business and they have no agreements to distribute the shares either directly or indirectly. If they are unable to make these representations, then please revise to identify these selling shareholders as underwriters.

Experts, page 39

33. We note that you refer to HJ & Associates, LLC in your expert section, however it does not appear appropriate to include this disclosure under Item 509 of Regulation S-B. Please remove this disclosure as it was previously reported in your Form 8-K/A dated August 30, 2004.

Financial Statements

General

34. In the event of a delay, please update the financial statement to comply with Rule 310(g) of Regulation S-B.

35. We note your disclosure on page 14 that no historical financial information or financial statements of Grant Ventures are included in the filing. Please retroactively restate the historical financial statements of Impact Diagnostics in the registration statement to give effect to the recapitalization transaction. Please revise your pro forma financial statements, accordingly.


Financial Statements of Impact Diagnostics, Inc. - December 31, 2003

Statement of Operations, page 43

36. Please disclose total research and development costs charged to expense for each period presented as required by paragraph 13 of SFAS 2.

Statement of Stockholders` Deficit, page 44

37. Please disclose the dollar amounts assigned to the consideration received for each equity issuance. For issuances involving non-cash consideration, please disclose the basis for assigning amounts.
Please refer to paragraph 11(d) of SFAS 7.

Note 3.  Related Party Transactions, page 48

38. Please disclose the terms and manner of settlement for employee receivables and other related party receivables. Please refer to paragraph 2(d) of SFAS 57.

Note 4.  Note Payable, page 49

39. We note that the note payable was in default as of December 31, 2002. Please tell us and disclose any default provisions the loan may have and if the venture capital firm is seeking any recourse and or damages outside of the negotiations.

Note 5. Common Stock, page 49

40. We note that you issued stock for services in the year ended
December 31, 2002. If material, please disclose the amount of compensation cost recognized in the Statement of Operations. Please refer to paragraph 47(e) of SFAS 123.

Note 6. Gain on Extinguishment of Debt, page 50

41. We note that you restated your financial statements to record a gain on an extinguishment of debt upon refinancing certain debt.
Please disclose, and explain to us, the significant terms of the old and new debt and tell us how this qualifies as an exchange or modification of debt under EITF 96-19 that results in gain recognition.

42. Please explain to us why the gain on extinguishment of debt was not originally recorded in the 2002 financial statements. Tell us where the beneficial conversion feature, recorded as interest expense, is presented in the statement of operations.

Note 11. Restatement of Financial Statements, page 53

43. Please disclose what effect, if any, the error had on related per share amounts. Please refer to paragraph 36 of APB 20.

Financial Statements of Impact Diagnostics, Inc - June 30, 2004

44. Based on the preceding audited financial statement comments, please revise your disclosures as appropriate.

Statements of Operations, page 56

45. We note that interest expense for the six months ended June 30, 2004 totals $38,765. Please tell us where the beneficial conversion feature totaling $200,000 is presented in the interim 2004 financial statement. Please refer to Note 12 of the audited financial statements.

46. Please provide cumulative from inception financial information as required by SFAS 7 and Rule 310(b) of Regulation S-B.

Notes to Unaudited Financial Statements of Impact Diagnostics, Inc., page 57

47. Please revise your financial statements to include the necessary disclosures required by Item 310(b) of Regulation S-B. For example, please disclose material subsequent events that occurred subsequent to the annual financial statements.

Pro Forma Financial Statements

Pro Forma Balance Sheet, page 58

48. Please refer to your disclosure related to footnote (g).   It
appears that this disclosure is not appropriate since the event is not directly attributable to the Merger or factually supportable since the Board of Directors and stockholders have not approved the increase in
authorized shares.   Please remove this disclosure or advise us.


Pro Forma Statements of Operations, page 59 and 60

49. We note that you include nonrecurring pro forma adjustments. Please only include adjustments that are directly attributable to the specific transaction, factually supportable and expected to have a continuing impact on your statement of operations. For example, pro forma adjustments related to the gain on the extinguishment of debt are not expected to have a continuing impact. Please remove these adjustments or advise us.

50. Please disclose the historical basic and diluted earnings per share as required by Rule 11-02(b)(7) of Regulation S-X.

51. Please expand your disclosure in pro forma adjustment (f) to clarify how the weighted average shares amounts were computed for each period presented.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page
61

52. Please revise footnote (b) to disclose the date shares were issued in the private placement.

53. Please expand footnote (c) to disclose the date the agreement was reached with affiliates to convert notes to shares and expand footnote
(d) to disclose the date the lender exercised the conversion of its note and accrued interest into shares.

54. Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed. Please refer to pro forma adjustment (d). It is not clear from your disclosure why the beneficial conversion feature recognized as interest expense is presented in the pro forma financial statements. Based on your disclosure in Note 12 to the audited financial statements it appears that the loan commitment date was April 14, 2004 and the beneficial conversion feature should have been recorded in the quarter ended June 30, 2004. Please revise or advise us.

Exhibit List

55. We note that a number of exhibits have not yet been filed. Please file them with your first pre-effective amendment. We may have additional comments once we have had an opportunity to review them.


Form 8-K dated July 30, 2004, as amended

56. Based on the preceding comments, please revise your financial statement and pro forma information disclosures as appropriate.

Pro Forma Balance Sheet

57. Please provide a subtotal column on the face of the pro forma balance sheet to present a pro forma balance sheet giving effect to the Merger before other material transactions consummated subsequent to the balance sheet date.

58. It is not clear from your disclosures in footnote (a) the nature of the pro forma adjustments that give effect to the Merger. Please revise your disclosures and address the following in your expanded disclosures:
* Historical stockholders` equity of Impact prior to the Merger is retroactively restated, a recapitalization, for the equivalent number of shares received in the transaction after giving effect to any difference in par value of Grant Venture and Impact`s stock with an offset to paid-in capital.
* Common stock is the stock of the legal entity, Grant Ventures, Inc. The par value of Impact is adjusted to the par value of the legal entity.
* Direct transaction costs of the Merger are charged to expense.



*	*	*	*	*


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 824-5358, or Don Abbott, Senior Staff Accountant, at (202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 942-1864, or me at (202) 942-1840 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Steven S. Pretsfelder, Esq.
	Brown Raysman Millstein Felder & Steiner, LLP
	900 Third Avenue
	New York, NY 10022















Grant Ventures, Inc.
November 5, 2004
Page 1